CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,290,000	$377.03

Pricing supplement no. 1679 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-II dated September 21, 2011	Registration Statement No. 333-155535 Dated October 7, 2011 Rule 424(b)(2)

Structured Investments	$3,290,000 Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due October 18, 2012

General

•	The notes are designed for investors who seek capped exposure to any appreciation of the Brazilian real relative to the U.S. dollar from and including the pricing date to and including the Observation Date, and who anticipate that the Reference Currency Return will be greater than or equal to the Knock-Out Buffer Percentage of -30.00%. Investors should be willing to forgo interest payments and, if a Knock-Out Event occurs, be willing to lose some or all of their principal. If a Knock-Out Event has not occurred, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 11.80% and (b) the Reference Currency Return.
•	Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing October 18, 2012†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on October 7, 2011 and are expected to settle on or about October 13, 2011.

Key Terms

Reference Currency:	Brazilian real (BRL)
Base Currency	U.S. dollar
Knock-Out Event:	A Knock-Out Event occurs if the Reference Currency Return is less than the Knock-Out Buffer Percentage.
Knock-Out Buffer Percentage:	-30.00%
Payment at Maturity:	If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Currency relative to the Base Currency. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Reference Currency Return)
If a Knock-Out Event has occurred, you will lose more than 30.00% of your investment and may lose all of your initial investment at maturity.
If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Currency relative to the Base Currency, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Reference Currency Return. For additional clarification, please see “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency relative to the Base Currency?” in this pricing supplement.
Contingent Minimum Return:	11.80%, subject to the credit risk of JPMorgan Chase & Co.
Reference Currency Return:	Starting Spot Rate — Ending Spot Rate Starting Spot Rate

In no event however, will the Reference Currency Return be less than -100%. The Reference Currency Return is effectively capped at 100%, with no limit on the downside.

Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity,” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Reference Currency Depreciation and Magnify and Reference Currency Depreciation Relative to the U.S. Dollar” in this pricing supplement for more information.

Starting Spot Rate:	The Spot Rate on the pricing date, which was 1.7666 Brazilian reais per U.S. dollar
Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:	The Spot Rate relative to the U.S. dollar on a given date is expressed as a number of Brazilian reais per U.S. dollar and is equal to the rate reported by Reuters Group PLC (“Reuters”) on such date of determination on Reuters page BRFR (offer rate) at approximately 6:00 p.m., São Paulo Time, as determined by the calculation agent.
Observation Date:	October 15, 2012†
Maturity Date:	October 18, 2012†
CUSIP:	48125X4X1
Other Key Terms	See “Additional Key Terms” on page PS-1 of this pricing supplement.
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date — Single Component Notes Linked to a Reference Currency” in the accompanying product supplement no. 197-A-II

Investing in the Single Observation Capped Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 197-A-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$3,290,000	$32,900	$3,257,100
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-20 of the accompanying product supplement no. 197-A-II.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-39 of the accompanying product supplement no. 197-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 7, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-II dated September 21, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 3, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 197-A-II dated September 21, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211006351/e45410_424b2.htm
•	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
•	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is, São Paulo, Brazil) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) if the scheduled Observation Date is not a currency business day or if there is a market disruption event on the scheduled Observation Date, the scheduled Observation Date will be postponed as described under “Description of Notes — Postponement of a Calculation Date — Single Component Notes Linked to a Reference Currency” in the accompanying product supplement no. 197-A-II; and

(2) for purposes of determining whether a market disruption event has occurred, clauses (a), (b) and (c) (other than the definitions of the Reference Currency Country, the Base Currency Country and a Relevant Country) and references to clauses (a), (b) and (c) are deemed deleted from the definition of “market disruption event” set forth under “General Terms of Notes — Market Disruption Events” in the accompanying product supplement 197-A-II. Accordingly, the occurrence of a Convertibility Event, a Deliverability Event or a Liquidity Event will not constitute a market disruption event.

JPMorgan Structured Investments —	PS-1
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Brazilian reais per U.S. dollar. As a result, a decrease in a Spot Rate from the pricing date to the Observation Date means that the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take fewer Brazilian reais to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Brazilian real could purchase more U.S. dollars on the Observation Date than it could on the pricing date.

The notes do not provide a quadratic return, in U.S. dollar terms, on the appreciation of the Brazilian real relative to the U.S. dollar. A quadratic return in U.S. dollar terms reflects the return that would be achieved by converting the principal amount of the notes from U.S. dollars into Brazilian reais at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, subject to the Contingent Minimum Return, the return on the notes will be determined by reference to the Reference Currency Return formula set forth in this pricing supplement, which does not reflect a quadratic return in U.S. dollar terms.

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the Brazilian real relative to the U.S. dollar will be diminished, as compared to a quadratic return, while any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a quadratic return. In addition, the diminishing effect on any appreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the quadratic method for calculating currency returns.

The following examples assume a Starting Spot Rate of 1.80 for the Brazilian real relative to the U.S. dollar.

Example 1: The Brazilian real strengthens from the Starting Spot Rate of 1.80 Brazilian reais per U.S. dollar to the Ending Spot Rate of 1.62 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to 10.00%, calculated as follows:

(1.80 – 1.62) / 1.80 = 10.00%

By contrast, if the return on the Brazilian real were determined using a quadratic return, the return would be 11.11%.

Example 2: The Brazilian real strengthens from the Starting Spot Rate of 1.80 Brazilian reais per U.S. dollar to the Ending Spot Rate of 0.018 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows

(1.80 – 0.018) / 1.80 = 99.00%

By contrast, if the return on the Brazilian real were determined using a quadratic return, which would not be subject to the effective cap of 100%, the return would be 9900%.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return increases.

Conversely, an increase in the Spot Rate from the pricing date to the Observation Date means that the Brazilian real has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take more Brazilian reais to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Brazilian real could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date.

Example 3: The Brazilian real weakens from the Starting Spot Rate of 1.80 Brazilian reais per U.S. dollar to the Ending Spot Rate of 1.98 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(1.80 – 1.98) / 1.80 = -10.00%

By contrast, if the return on the Brazilian real were determined using a quadratic return, the return would be -9.09%.

Example 4: The Brazilian real weakens from the Starting Spot Rate of 1.80 Brazilian reais per U.S. dollar to the Ending Spot Rate of 3.80 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -100.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

(1.80 – 3.60) / 1.80 = -100.00%

By contrast, if the return on the Brazilian real were determined using a quadratic return, the return would be -50.00%.

Because the Reference Currency Return may not be less than -100.00%, any further depreciation of the Brazilian real relative to the U.S. dollar will not further reduce the Reference Currency Return.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	PS-2
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide exposure to capped appreciation of the Brazilian real relative to the U.S. dollar, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 11.80% on the notes, for a minimum payment at maturity of $1,118 for every $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The payment at maturity will not exceed $2,000 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	EXPOSURE TO THE BRAZILIAN REAL VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of the Brazilian real, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to participate in any increase in the value of the Reference Currency relative to the U.S. dollar from the pricing date to the Observation Date, subject to the Contingent Minimum Return. The Reference Currency Return is effectively capped at 100%, with no limit on the downside. Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity,” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Reference Currency Depreciation and Magnify and Reference Currency Depreciation Relative to the U.S. Dollar” in this pricing supplement for more information.
•	TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Although the matter is uncertain, it is reasonable to treat the Section 988 Election as available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above.  Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-II dated September 21, 2011.

JPMorgan Structured Investments —	PS-3
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Currency relative to the Base Currency and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Currency Return is positive or negative. If the Reference Currency Return is less than the Knock-Out Buffer Percentage of -30.00%, a Knock-Out Event has occurred, the benefit provided by the Knock-Out Buffer Percentage of -30.00% will terminate and for every -1% of the Reference Currency Return, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE — If a Knock-Out Event occurs, the benefit provided by the Knock-Out Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Reference Currency Return relative to the Base Currency.
•	Certain BUILT-IN costs are likely to affect adversely the value of the notes prior to maturity — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	THE REFERENCE CURRENCY RETURN IS SUBJECT TO AN EMBEDDED MAXIMUM RETURN — Because the Reference Currency Returns are expressed as (a) the Starting Spot Rate minus the Ending Spot Rate divided by (b) the Starting Spot Rate, the Reference Currency Return is subject to an embedded maximum return. In no event will the Reference Currency Return exceed 100%. Accordingly, your payment at maturity will not exceed $2,000 per $1,000 principal amount note.
•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE U.S. DOLLAR — The notes do not provide a quadratic return, in U.S. dollar terms, on the appreciation of the Brazilian real relative to the U.S. dollar. A quadratic return in U.S. dollar terms reflects the return that would be achieved by converting the principal amount of the notes from U.S. dollars into Brazilian reais at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, the return on the notes will be determined by reference to the Reference Currency Return formula set forth in this pricing supplement, which does not reflect a quadratic return in U.S. dollar terms. Under the Reference Currency Return formula, any appreciation of the Brazilian real relative to the U.S. dollar will be diminished, as compared to a quadratic return, while any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a quadratic return. The diminishing effect on any appreciation of the Brazilian real relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the quadratic method for calculating currency returns. See “How Do Exchange Rates Work?” in this pricing supplement for more information.
•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Brazilian real or contracts related to the Brazilian real for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
JPMorgan Structured Investments —	PS-4
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

•	existing and expected interest rate levels;
•	the balance of payments in Brazil and the United States, and between each country and its major trading partners;
•	the monetary policies of Brazil and the United States, especially as related to the supply of money; and
•	the extent of governmental surplus or deficit in Brazil and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States, and those of other countries important to international trade and finance.

•	THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Brazil depends heavily on the export of commodities and the values of the Brazilian real relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Brazilian real relative to the U.S. dollar and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Brazilian reais, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. Dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Brazilian real and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Brazilian real relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “Supplemental Terms of the Notes” in this pricing supplement and “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-II for further information on what constitutes a market disruption event.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
JPMorgan Structured Investments —	PS-5
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the Brazilian real and the U.S. dollar;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally as well as in Brazil and the United States;
•	the exchange rate and the volatility of the exchange rates of the Brazilian real relative to the U.S. dollar;
•	suspension or disruption of market trading in the Brazilian real or the U.S. dollar;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-6
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The table and examples below illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Starting Spot Rate of 1.80, a Contingent Minimum Return of 11.80% and a Knock-Out Buffer Percentage of 30.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

		Total Return on the Notes
Ending Spot Rate	Reference Currency Return(1)	Knock-Out Event Has Not Occurred(2)	Knock-Out Event Has Occurred(3)
0.45000	75.00%	75.00%	N/A
0.63000	65.00%	65.00%	N/A
0.90000	50.00%	50.00%	N/A
1.08000	40.00%	40.00%	N/A
1.26000	30.00%	30.00%	N/A
1.44000	20.00%	20.00%	N/A
1.53000	15.00%	15.00%	N/A
1.58760	11.80%	11.80%	N/A
1.62000	10.00%	11.80%	N/A
1.71000	5.00%	11.80%	N/A
1.75500	2.50%	11.80%	N/A
1.80000	0.00%	11.80%	N/A
1.84500	-2.50%	11.80%	N/A
1.89000	-5.00%	11.80%	N/A
1.98000	-10.00%	11.80%	N/A
2.16000	-20.00%	11.80%	N/A
2.25000	-25.00%	11.80%	N/A
2.34000	-30.00%	11.80%	N/A
2.34018	-30.01%	N/A	-30.01%
2.52000	-40.00%	N/A	-40.00%
2.70000	-50.00%	N/A	-50.00%
2.88000	-60.00%	N/A	-60.00%
3.06000	-70.00%	N/A	-70.00%
3.24000	-80.00%	N/A	-80.00%
3.42000	-90.00%	N/A	-90.00%
3.60000	-100.00%	N/A	-100.00%
3.78000	-100.00%	N/A	-100.00%(1)
3.96000	-100.00%	N/A	-100.00%(1)

(1) The Reference Currency Return may not be less than -100% and the payment at maturity may not be less than $0.

(2) The Reference Currency Return is greater than or equal to the Knock-Out Buffer Percentage.

(3) The Reference Currency Return is less than the Knock-Out Buffer Percentage.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 1.80 to an Ending Spot Rate of 1.755 — a Knock-Out Event has not occurred. Because the Reference Currency Return of 2.50% is less than the Contingent Minimum Return of 11.80%, the investor receives a payment at maturity of $1,118 per $1,000 principal amount note.

Example 2: The Reference Currency depreciates from the Starting Spot Rate of 1.80 to an Ending Spot Rate of 1.89 — a Knock-Out Event has not occurred. Although the Reference Currency has depreciated, because the Reference Currency Return of -5% is not less than the Knock-Out Buffer Percentage of -30.00%, a Knock-Out Event has not occurred. Because the Reference Currency Return of -5% is less than the Contingent Minimum Return of 11.80%, the investor receives a payment at maturity of $1,118 per $1,000 principal amount note.

Example 3: The Reference Currency appreciates from the Starting Spot Rate of 1.80 to an Ending Spot Rate of 1.53 — a Knock-Out Event has not occurred. Because the Reference Currency Return of 15% is greater than the Contingent Minimum Return of 11.80%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 5: The Reference Currency depreciates from the Starting Spot Rate of 1.80 to an Ending Spot Rate of 2.52 — a Knock-Out Event has occurred. Because the Reference Currency Return of -40% is less than the Knock-Out Buffer Percentage of -30.00%, a Knock-Out Event has occurred and because the Reference Currency Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	PS-7
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the Brazilian real relative to the U.S. dollar, expressed in terms of the conventional market quotation (the amount of the U.S. dollars that can be exchanged for one Brazilian real, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through October 7, 2011. The exchange rate of the Brazilian real relative to the U.S. dollar as reported by Bloomberg Financial Markets on October 7, 2011 was 1.7717.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the Brazilian real appreciates in value against the U.S. dollar.

The Spot Rate on October 7, 2011 was 1.7666, calculated in the manner set forth under “Key Terms — Spot Rate” on the front cover of this pricing supplement. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date. We cannot give you assurance that the performance of the Brazilian real relative to the U.S. dollar will result in the return of any of your initial investment at maturity.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments —	PS-8
Single Observation Capped Market Plus Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar